WESTCORE TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 21, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Westcore Trust
Registration Statement on Form N-1A
1933 Act File No. 002-75677

1940 Act File No. 811-03733

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Westcore Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to September 28, 2007, at 10:00 a.m. (Eastern time), or as soon thereafter as practicable.

            If you have any questions, please call Gregory P. Dulski at (720) 917-0562

Very truly yours,

WESTCORE TRUST

/s/ Gregory P. Dulski

By:  Gregory P. Dulski

Title:  Secretary

ALPS DISTRIBUTORS, INC.

/s/ Tane' T. Tyler

By:  Tane' T. Tyler

Title:  Secretary